Exhibit 3.1

AMENDMENT NO.1 TO THE

BYLAWS

OF

CARING BRANDS, INC.

(A Nevada Corporation)

This Amendment No. 1 to the Bylaws (the “Bylaws”) of Caring Brands, Inc., a Nevada corporation (the “Company”) is made as of this 29th day of March, 2026.

1. The Bylaws are hereby amended by replacing the Section 2.06 of the Bylaws with the following:

“A quorum at any annual or special shareholder meeting shall consist of shareholders representing, either in person or by proxy, at least thirty-three and one-third percent (33 1/3%) of the Corporation’s outstanding capital stock entitled to vote at any such meeting. If a quorum shall not be present or represented at any meeting of shareholders, a majority of the shareholders entitled to vote at the meeting who are present in person or represented by proxy may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At any reconvening of an adjourned meeting at which a quorum shall be present or represented, any business may be transacted that could have been transacted at the original meeting as originally notified and called if a quorum had been present or represented. The shareholders present at a duly organized meeting may continue to transact business notwithstanding the withdrawal of some shareholders prior to adjournment, provided that the holders of at least one-third (1/3) of the shares entitled to vote continue to be represented at such meeting.”

2. Except as specifically amended herein, the Bylaws of the Company shall remain unchanged and in full force and effect.

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